20014302

Public

UNITED STATES
:URITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OMB Number: 3235-0123
Expires: October 31, 2020

SEC FILE NUMBER
8-65979

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING: **OCTOBER 1, 2019** AND ENDING: **SEPTEMBER 30, 2020**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **STOUT CAPITAL, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) FOR OFFICIAL USE ONLY

150 WEST SECOND STREET, SUITE 400
(No. and Street)

ROYAL OAK	**MICHIGAN**	**48067**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael D. Benson	**(248) 432-1229**
(Name)	(Phone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name . . . if individual, state last, first, middle name)

BDO USA, LLP
(Accounting Firm)

800 NICOLLET MALL, SUITE 600
(Address)

MINNEAPOLIS	**MINNESOTA**	**55402**
(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ CERTIFIED PUBLIC ACCOUNTANT
- ☐ PUBLIC ACCOUNTANT
- ☐ ACCOUNTANT NOT RESIDENT IN UNITED STATES OR ANY OF ITS POSSESSIONS

OATH OR AFFIRMATION

I, Michael D. Benson, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **STOUT CAPITAL, LLC**, as of September 30, 2020, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

SHELLY LAUGHLIN
NOTARY PUBLIC, STATE OF MI
COUNTY OF OAKLAND
MY COMMISSION EXPIRES Oct 12, 2021
ACTING IN COUNTY OF Oakland

Subscribed and sworn to before me this 25 date of NOV, 2020

Shelly Laughlin
Notary Public

Michael D. Benson
Managing Director, CEO & CCO

This report contains (check all applicable boxes)

- ☑ (a) Facing Page
- ☑ (b) Statement of Financial Condition
- ☑ (c) Statement of Income (Loss)
- ☑ (d) Statement of Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

TAB 3

STOUT CAPITAL, LLC
(a wholly-owned subsidiary of
Stout Risius Ross, LLC)

Financial Statements and Supporting Schedules
Pursuant to SEA Rule 17a-5
and Independent Auditor's Report

FOR THE YEAR ENDED
SEPTEMBER 30, 2020

CONTENTS

BDO

Tel: 612-367-3000
Fax: 612-367-3001
www.bdo.com

800 Nicollet Mall, Suite 600
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

To the Member of
Stout Capital, LLC
Royal Oak, MI

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stout Capital, LLC (the "Broker-Dealer") as of September 30, 2020, the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Broker-Dealer at September 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Broker-Dealer in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(2)(iii) under the Securities Exchange Act of 1934 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Broker-Dealer's financial statements. The supplemental information is the responsibility of the Broker-Dealer's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of

the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(2)(iii) under the Securities Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, LLP

We have served as the Broker-Dealer's auditor since 2020.

November 25, 2020

STOUT CAPITAL, LLC
(a wholly-owned subsidiary of Stout Risius Ross, LLC)
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2020

	2020
ASSETS	
Cash	$ 6,159,708
Billed receivables, net	126,934
Unbilled receivables	80,960
Prepaid expenses	12,397
TOTAL ASSETS	$ 6,379,999
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable and accrued expenses	$ 23,829
Deferred revenue	100,000
Due to Parent	1,745,595
TOTAL LIABILITIES	$ 1,869,424
Member's equity	4,510,575
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 6,379,999

The accompanying notes are an integral part of these financial statements.

STOUT CAPITAL, LLC
(a wholly-owned subsidiary of Stout Risius Ross, LLC)
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2020

	2020
REVENUES:	
Success fee	$ 7,331,806
Retainer fee, other advisory	2,698,333
Client reimbursable expense revenue	189,656
Total Investment Banking	10,219,795
EXPENSES:	
Employee compensation and benefits	6,445,251
Bad debt	746,065
Client costs	290,850
Referral fees	185,000
Professional dues and licenses	115,832
Computer costs	25,941
Taxes	5,925
Continuing education	3,840
Library & subscriptions	3,317
Professional fees	3,018
Other	4,254
Total expenses	7,829,293
NET INCOME	$ 2,390,502

The accompanying notes are an integral part of these financial statements.

STOUT CAPITAL, LLC
(a wholly-owned subsidiary of Stout Risius Ross, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2020

Balance at October 1, 2019	**$20,030,498**
Net income	2,390,502
Distributions	(17,910,425)
Balance at September 30, 2020	**$ 4,510,575**

The accompanying notes are an integral part of these financial statements.

STOUT CAPITAL, LLC
(a wholly-owned subsidiary of Stout Risius Ross, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2020

	2020
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 2,390,502
Reconciliation of net income to net cash provided by operating activities:	
Non-cash adjustments:	
Allowance for doubtful accounts	16,791
Net changes in assets and liabilities from operations:	
Billed receivables	2,140,036
Unbilled receivables	71,180
Prepaid expenses	4,988
Accounts payable and accrued expenses	(32,440)
Deferred revenue	45,000
Due to Parent	(5,034,168)
Net cash provided by operating activities	(398,111)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(17,910,425)
Net cash used in financing activities	(17,910,425)
NET DECREASE IN CASH	(18,308,536)
CASH	
Beginning of year	24,468,244
End of year	**$ 6,159,708**

The accompanying notes are an integral part of these financial statements.

NOTE A: NATURE OF OPERATIONS

Stout Capital, LLC (the "Company"), formerly known as Stout Risius Ross Advisors, LLC, is a non-clearing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company provides investment banking and advisory services and has registered offices of Supervisory Jurisdiction in the States of Michigan, Illinois and California.

The Company does not carry customers' accounts or hold securities for the accounts of customers. The Company is a wholly-owned subsidiary of Stout Risius Ross, LLC (the "Parent") which is jointly owned by Stout Holdings I, Inc. and Stout Holdings II, Inc. (the "Holdings'").

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements and disclosures are prepared in accordance with generally accepted accounting principles in the Unites States ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Billed and Unbilled Receivables, net
Unbilled receivables represent reimbursable expenses for which no invoices to clients have been issued as of September 30, 2020.

The Company records a reserve against any billed receivable balance outstanding over 180 days as follows: 25% at 181 days, 50% at 366 days and 100% at 546 days. In circumstances where the Company is aware of a specific customer's inability to pay, the Company will also fully reserve any outstanding amounts deemed uncollectible. The allowance for doubtful accounts is $93,080 at September 30, 2020.

Bad debt expense for the year was $746,065 of which $545,474 represented fees billed to an entity facing liquidity challenges.

Fair Value of Financial Instrument Approximates Carrying Amount
The Company's financial instruments are cash, accounts receivable, and accounts payable. The recorded value of these financial instruments approximate their fair values based on their short term nature.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Cash

The Company maintains its cash in a bank deposit account at a financial institution that is insured by the Federal Deposit Insurance Corporation, subject to federal insured limits. The Company's cash balance at times may exceed the federally insured limits, however, the Company has not experienced any losses on such account and believes it is not exposed to any significant credit risk to cash. At September 30, 2020, the Company had deposits in excess of federally insured amounts of $5,909,708.

Prepaid Expenses

Prepaid expenses of $12,397 were paid to FINRA for licensing, regulatory & fee assessments at September 30, 2020.

Revenue Recognition

Revenues are recognized when the control of the promised services is transferred to clients in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services in accordance with the terms of the engagement agreements.

Investment banking revenues include fees earned from providing mergers and acquisitions (M&A) advice, private capital raise and other financial advisory services. Investment banking success fees are recognized when services for the transaction are completed and the underlying transaction is closed, as a single performance obligation. In some instances, the Company will receive a retainer before the end of the project. These retainer payments are minimal in comparison to total project fees and the retainers are amortized and recognized over time to match the continued delivery of performance obligations to clients over an estimated period of time. Unrecognized retainer fee revenue is recorded on the Statement of Financial Condition as deferred revenue and was $100,000 at September 30, 2020. The Company reviews its amortization policies on an annual basis. Additionally, the Company has transaction related expenses incurred in connection with investment banking transactions, which primarily consist of travel, legal, and other costs and are billed to the customer as revenue and are presented gross on the Statement of Income.

For the year ended September 30, 2020, the Company had revenue from one customer which represented 13% of the Company's investment banking revenue.

Income Tax Status

The Company, with the consent of its member, has elected under the Internal Revenue Code to be a single member limited liability company and accordingly, all income or loss is included on the tax return of the parent company. Therefore, no provision or liability for Federal income taxes has been included in the financial statements.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

The Company accounts for income taxes pursuant to Financial Accounting Standards Board guidance. This guidance prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than not to be sustained upon examination by taxing authorities. Tax positions include decisions to file or not to file income tax returns in certain tax jurisdictions that can assess delinquent taxes to the Company. The Company believes any income tax filing positions and deductions attributable to the Company in the Holdings' S Corp returns will be sustained upon examination and accordingly, no reserves or related accruals for interest and penalties have been recorded or allocated by the Holdings' to the Company at September 30, 2020.

Computation of Customer Reserve
The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to activities involving M&A advice, private capital raise and other financial advisory services.

Novel Coronavirus (COVID-19)
Recently, the outbreak of the novel coronavirus has adversely impacted global commercial activity and contributed to significant decline and volatility in commercial markets. On March 11, 2020, the World Health Organization declared the novel coronavirus a pandemic. The coronavirus pandemic and government responses are creating disruption in global supply chains, operational liquidity, and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Company's performance and its financial results.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security ("CARES") Act was enacted and signed into law. The Company has evaluated the provisions of the act and does not believe the act will have a material impact on the organization.

NOTE C: RELATED PARTY TRANSACTIONS

The Company has an expense agreement with the parent company in which the Company will only pay expenses that are exclusively attributable to the operations of the Company. The Parent will be responsible for facility rent and utilities, phone, computer, copy services, office and admin support, marketing, taxes, general insurance and other shared expenses not directly attributable to the Company or not required by regulation to be paid by the Company directly. Per the terms of the expense agreement, the Parent paid approximately $640,400 of shared expenses on behalf of the Company for the year ended September 30, 2020 which was not required to be reimbursed to the Parent.

The $1,745,595 Due to Parent at September 30, 2020 is for employee compensation, which is paid directly by the Parent for all Company employees.

NOTE D: NET CAPITAL REQUIREMENTS

The Company is subject to SEA Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness (AI) to net capital (NC), both as defined, shall not exceed 15 to 1. Under certain conditions, there is a limit on the amount of equity capital that can be withdrawn from a broker/dealer. Specifically, equity capital cannot be withdrawn if it would cause the firm's AI-to-NC ratio to exceed 10:1 or its net capital to fall below 120% of its minimum requirements.

At September 30, 2020, the Company had net capital of $4,275,284, which was $4,150,656 in excess of its required net capital of $124,628. The ratio of aggregate indebtedness to net capital was 0.44 to 1.

NOTE E: SIPC ASSESSMENT

The SIPC assessment for 2020 was $15,045, of which $8,108 was included in accounts payable and accrued expenses at September 30, 2020.

STOUT CAPITAL, LLC
(a wholly-owned subsidiary of Stout Risius Ross, LLC)
COMPUTATION OF NET CAPITAL UNDER SEA RULE 15c3-1
FOR THE YEAR ENDED SEPTEMBER 30, 2020

SCHEDULE I:

Total member's equity	$ 4,510,575
Deduct member's equity not allowable for net capital	0
Total member's equity qualified for net capital	4,510,575
Deductions and/or charges:	
Nonallowable assets:	
Billed receivables	(126,934)
Unbilled receivables	(80,960)
Prepaid expenses	(12,397)
Other deductions – excess fidelity bond deductible	(15,000)
	(235,291)
Other additions and/or allowable credits	0
Net capital before haircuts on securities positions	4,275,284
Haircuts on securities (computed, where applicable, pursuant to SEA Rule 15c3-1)	0
Net capital	**$ 4,275,284**
Net capital requirement	**$ 124,628**
Excess net capital	**$ 4,150,656**

STOUT CAPITAL, LLC
(a wholly-owned subsidiary of Stout Risius Ross, LLC)
COMPUTATION OF AGGREGATE INDEBTEDNESS
FOR THE YEAR ENDED SEPTEMBER 30, 2020

SCHEDULE I, Continued

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 23,829
Deferred revenue	100,000
Due to parent	1,745,595
Total aggregate indebtedness	**$ 1,869,424**
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 124,628
Minimum dollar net capital requirement of reporting entity	5,000
Net capital requirement (greater of the two above amounts)	**$ 124,628**
Percentage of aggregate indebtedness to net capital	**43.73%**
Ratio of aggregate indebtedness to net capital	**0.44 to 1**

Statement Pursuant to SEA Rule 17a-5(d)(2)(iii)
There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in the Company's unaudited Part IIA Quarterly FOCUS Report filing as of the same date.

BDO

Tel: 612-367-3000
Fax: 612-367-3001
www.bdo.com

800 Nicollet Mall, Suite 600
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

To the Member of
Stout Capital, LLC
Royal Oak, MI

We have reviewed management's statements, included in the accompanying Stout Capital, LLC Exemption Report, in which (1) Stout Capital LLC identified it does not claim an exemption under paragraph (k) of the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3 pursuant to Footnote 74 of the SEC Release No. 34-70073, and (2) it did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Stout Capital LLC's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stout Capital LLC's statements. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 and Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO USA, LLP

November 25, 2020

STOUT

STOUT CAPITAL, LLC
EXEMPTION REPORT
SEA Rule 17a-5(d)(4)

November 25, 2020

The information below is designed for a broker dealer that does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 [i.e., paragraph (k)(2)(i)] and has limited business activities eligible for filing and preparing an exemption report as follows:

- Stout Capital, LLC is a broker/dealer registered with the SEC and FINRA.

- Stout Capital, LLC conducts business activities involving mergers and acquisitions (M&A) advice, private capital raise and other financial advisory services.

  The firm (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption from SEA Rule 15c3-3.

  The firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to activities involving mergers and acquisitions (M&A) advice, private capital raise and other financial advisory services.

- The firm has not recorded any exceptions to the above through the year ended September 30, 2020.

The above statements are true and correct to the best of my and the Firm's knowledge.

PARENT:	**COMPANY:**
STOUT RISIUS ROSS, LLC	**STOUT CAPITAL, LLC (formerly Stout Risius Ross Advisors, LLC)**
By: ______________________	By: ______________________
Name: Ryan D. Thies	**Name: Michael D. Benson**
Title: Chief Operating Officer	**Title: Managing Director, CEO & CCO**

STOUT CAPITAL, LLC
(a wholly-owned subsidiary of Stout Risius Ross, LLC)

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2020

**The Statement of Financial Condition, pursuant to SEA Rule 17a-5
as of September 30, 2020
is available for examination and copying
at the principal office of the Company and at the Chicago
Regional Office of the Commission.**

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